EXHIBIT 11

STANDARD COMMERCIAL CORPORATION

COMPUTATION OF EARNINGS PER COMMON SHARE

(In thousands, except share information; unaudited)

	Second quarter ended September 30		Six months ended September 30
	2004	2003	2004	2003
BASIC EARNINGS (LOSS) PER COMMON SHARE
Income (loss) from continuing operations	$5,098	$10,826	$2,930	$20,574
Loss from discontinued operations	(25,237)	(25,135)	(27,918)	(28,271)

Net income (loss) applicable to common stock	$(20,139)	$(14,309)	$(24,988)	$(7,697)

Basic average shares outstanding	13,709,366	13,619,434	13,693,370	13,578,184

From continuing operations	$0.37	$0.79	$0.21	$1.52
Discontinued operations	(1.84)	(1.84)	(2.04)	(2.08)

Net income (loss)	$(1.47)	$(1.05)	$(1.83)	$(0.56)

DILUTED EARNINGS (LOSS) PER COMMON SHARE
Income from continuing operations	$5,098	$10,826	$2,930	$20,574
Add – after-tax interest expense on 7 ¼% convertible subordinated debentures	—	539	—	1,078

Adjusted income from continuing operations	5,098	11,365	2,930	21,652
Loss from discontinued operations	(25,237)	(25,135)	(27,918)	(28,271)

Net income (loss) applicable to common stock	$(20,139)	$(13,770)	$(24,988)	$(6,619)

Basic average shares outstanding	13,709,366	13,619,434	13,693,370	13,578,184
Increase in shares outstanding assuming conversion of 7 1/4 convertible subordinated debentures at November 13, 1991	—	1,533,390	—	1,533,390
Stock options exercisable	23,305	68,924	22,441	62,530

Diluted average shares outstanding	13,732,671	15,221,748	13,715,811	15,174,104

From continuing operations	$0.37	$0.75	$0.21	$1.43
Discontinued operations	(1.84)	(1.65)	(2.03)	(1.86)

Net income (loss)	$(1.47)	$(0.90)	$(1.82)	$(0.43)